                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934*

                              USA Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  902984 10 3
                                (CUSIP Number)

   Stephen M. Brett, Esq.         Pamela S. Seymon, Esq.              Karen Randall, Esq.
   Senior Vice President          Wachtell, Lipton, Rosen & Katz      Universal Studios, Inc.
   and General Counsel            51 West 52nd Street                 100 Universal City Plaza
   Tele-Communications, Inc.      New York, NY 10019                  Universal City, CA 91608
   5619 DTC Parkway               (212) 403-1000                      (818) 777-1000
   Englewood, CO 80111
   (303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 27, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________
* Note: This statement constitutes Amendment No. 2 of the Report on Schedule 13D of the reporting group consisting of Tele-Communications, Inc., Barry Diller, The Seagram Company Ltd., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 14 of a Report on Schedule 13D of Tele-Communications, Inc., Amendment No. 12 of a Report on Schedule 13D of Barry Diller, Amendment No. 2 of a Report on Schedule 13D of The Seagram Company Ltd. and Universal Studios, Inc., Amendment No. 8 of a Report on Schedule 13D of BDTV INC., Amendment No. 6 of a Report on Schedule 13D of BDTV II INC., Amendment No. 3 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 2 of a Report on Schedule 13D of BDTV IV INC.

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Tele-Communications, Inc.
     84-1260157

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                 None; see Items 3 and 5

(8)  Shared Voting Power                               53,550,058 shares

(9)  Sole Dispositive Power                            None; see Items 3 and 5

(10) Shared Dispositive Power                          53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                  53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 2 of 13 Pages

(1)  Names of Reporting Persons

     The Seagram Company Ltd.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                 None; see Items 3 and 5

(8)  Shared Voting Power                               53,550,058 shares

(9)  Sole Dispositive Power                            None; see Items 3 and 5

(10) Shared Dispositive Power                          53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                  53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 3 of 13 Pages

(1)  Names of Reporting Persons

     Universal Studios, Inc.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

     00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                 None; see Items 3 and 5

(8)  Shared Voting Power                               53,550,058 shares

(9)  Sole Dispositive Power                            None; see Items 3 and 5

(10) Shared Dispositive Power                          53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                  53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 4 of 13 Pages

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Barry Diller

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [_]

(6)  Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power             None; see Items 3 and 5

(8)  Shared Voting Power           53,550,058 shares

(9)  Sole Dispositive Power        None; see Items 3 and 5

(10) Shared Dispositive Power      53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     IN

                              Page 5 of 13 Pages

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     BDTV INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                 None; see Items 3 and 5

(8)  Shared Voting Power               53,550,058 shares

(9)  Sole Dispositive Power            None; see Items 3 and 5

(10) Shared Dispositive Power          53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 6 of 13 Pages

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     BDTV II INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [x]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power             None; see Items 3 and 5

(8)  Shared Voting Power           53,550,058 shares

(9)  Sole Dispositive Power        None; see Items 3 and 5

(10) Shared Dispositive Power      53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 7 of 13 Pages

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     BDTV III INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                 None; see Items 3 and 5

(8)  Shared Voting Power               53,550,058 shares

(9)  Sole Dispositive Power            None; see Items 3 and 5

(10) Shared Dispositive Power          53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 8 of 13 Pages

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     BDTV IV INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                   None; see Items 3 and 5

(8)  Shared Voting Power                 53,550,058 shares

(9)  Sole Dispositive Power              None; see Items 3 and 5

(10) Shared Dispositive Power            53,550,058 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 53,550,058 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 17,057,925 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   32.5%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 9,453,769 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.1% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 9 of 13 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement Of

                          TELE-COMMUNICATIONS, INC.,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
                           THE SEAGRAM COMPANY LTD.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                              USA NETWORKS, INC.


     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Tele-Communications, Inc., a Delaware corporation ("TCI"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person") on February 24, 1998 (the "Reporting Group Schedule 13D") (ii) TCI on August 15, 1994 (the "TCI
Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV
Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 2 to the Reporting Group Schedule 13D, Amendment No. 14 to the TCI Schedule 13D, Amendment No. 12 to the Barry Diller Schedule 13D, Amendment No. 2 to the Universal Schedule 13D, Amendment No. 8 to the BDTV Schedule 13D, Amendment
No. 6 to the BDTV II Schedule 13D, Amendment No. 3 to the BDTV III Schedule 13D and Amendment No. 2 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the TCI Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D, the BDTV IV Schedule 13D and the Liberty Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Due to an error on the part of the filing agent for the Reporting Group, an amendment to the Schedule 13D was filed with the Securities and Exchange Commission on September 24, 1998 without the authorization of the Reporting Group. This amendment to the Schedule 13D makes certain revisions to such unauthorized amendment and replaces such unauthorized amendment for all purposes.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

     All figures for the number of Company shares or LLC Shares in this Report on Schedule 13D reflect a two-for-one stock split effected by the Company on March 12, 1998 (the "Stock Split").

                             Page 10 of 13 Pages

ITEM 2.   Identity and Background

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 34.5% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.5% of the Seagram Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.9% of the Seagram Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 0.7% of the Seagram Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.3% of the Seagram Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.9% of the Seagram Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.2% of the Seagram Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.1% of the Seagram Common Shares, a charitable foundation of which Phyllis Lambert is one of the directors owns less than 0.01% of the Seagram Common Shares and Edgar M. Bronfman, Charles R. Bronfman and their respective spouses and children own directly approximately 0.02% of the Seagram Common Shares. In addition, such persons hold options which are currently exercisable or become exercisable within 60 days to purchase an additional 1.1% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of June 30, 1998.

ITEM 3.   Source of Funds or other Consideration

     The information contained in Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 5.   Interest in Securities of the Issuer

      The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

      As provided in the Investment Agreement, each of Universal and Liberty has been granted (and in the case of Universal, in certain specified circumstances, was required to exercise) a preemptive right with respect to issuances of the Company's capital stock, subject to certain limitations, to maintain their respective percentage ownership in the Company that they each had immediately prior to such issuances. Each of Universal and Liberty has exercised their respective preemptive rights with respect to all preemptive rights to acquire Company capital stock at a price per share equal to $20 per share as follows:
(a) with respect to the issuance of Common Stock in connection with the conversion of Home Shopping Network, Inc.'s convertible debentures on March 1, 1998, (i) on March 23, 1998, Universal acquired 6,135,564 LLC Shares for an aggregate consideration of $122,711,280; (ii) on June 4, 1998, Universal acquired 3,843,267 LLC Shares for an aggregate consideration of $76,865,340; and
(iii) on June 4, 1998, Liberty acquired 4,697,327 shares of Common Stock for an aggregate consideration of $93,946,540; and (b) with respect to the issuance of Common Stock to the former holders of Ticketmaster Group, Inc. ("Ticketmaster") common stock in connection with the merger of a wholly owned subsidiary of the Company with and into Ticketmaster on June 24, 1998, (i) on July 9, 1998, Universal acquired 10,309,091 LLC Shares for an aggregate consideration of $206,181,820; (ii) on July 27, 1998, Universal acquired 6,453,281 LLC Shares for an aggregate consideration of $129,065,620; and (iii) on July 27, 1998, Liberty acquired 7,887,344 LLC Shares in exchange for $157,746,880. In addition, on June 30, 1998, in accordance with Section 1.5(f) of the Investment Agreement, Liberty acquired 15,000,000 LLC Shares for an aggregate consideration of $308,506,849. Of the aggregate amount due the Company from Universal in connection with the foregoing purchases, $304.9 million of such amount was set off against amounts owed by the Company to Universal pursuant to Section 1.5(e) of the Investment Agreement and the remaining amount was drawn from the working capital of Universal. The aggregate amount due the Company from Liberty in connection with the foregoing purchases was drawn from the working capital of Liberty.

                             Page 11 of 13 Pages

     The Company's Quarterly Report on Form 10-Q filed on for the quarterly period ended June 30, 1998 (the "Company's 10-Q") reports that as of July 31, 1998 there were 123,937,329 shares of Common Stock outstanding and 31,181,726 shares of Class B Common Stock outstanding. The Reporting Group beneficially owns 53,550,058 shares of Common Stock, representing approximately 32.5% of the shares of Common Stock. This figure assumes (i) the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and (ii) the exercise of currently exercisable options to purchase 9,453,769 shares of Common Stock by Mr. Diller. In addition, (i) Universal beneficially owns 135,395,543 LLC Shares exchangeable for 73,620,000 shares of Class B Common Stock and 61,775,543 shares of Common Stock and (ii) TCI beneficially owns 22,887,354 LLC Shares exchangeable for 22,887,354 shares of Common Stock. In each case, the exchange of LLC shares is subject to terms and conditions set forth in the Transaction Agreements, including the limitations of the Communications Act. As disclosed previously, Liberty HSN has the right, under certain circumstances set forth in the Liberty Exchange Agreement (as defined below) as amended by the Investment Agreement (as described below), to acquire the Liberty Exchange Shares.

     Except as set forth or incorporated by reference herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

     Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

                             Page 12 of 13 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.


Dated:  September 29, 1998


                                        TELE-COMMUNICATIONS, INC.


                                        By:    /s/  Stephen M. Brett
                                           ______________________________
                                        Name:  Stephen M. Brett
                                        Title: Senior Vice President and
                                               General Counsel


                                         /s/  Barry Diller
                                        _________________________________
                                        Barry Diller


                                        UNIVERSAL STUDIOS, INC.


                                        By:    /s/  Karen Randall
                                           ______________________________
                                        Name:  Karen Randall
                                        Title: Senior Vice President and
                                               General Counsel


                                        THE SEAGRAM COMPANY LTD.


                                        By:    /s/  Daniel R. Paladino
                                           ______________________________
                                        Name:  Daniel R. Paladino
                                        Title: Executive Vice President


                                        BDTV INC., BDTV II INC., BDTV III INC


                                        By:    /s/  Barry Diller
                                           ______________________________
                                        Name:  Barry Diller
                                        Title: President

                               INDEX TO EXHIBITS


1.  Written Agreement between TCI and Mr. Diller regarding Joint Filing of
Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.  Press Release issued by the Company and Mr. Diller, dated August 25,
1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

/*/ Previously filed.

                                   SCHEDULE 1


     1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.

                                   Principal Occupation
Name and Business Address             or Employment             Citizenship
-------------------------    ---------------------------       ----------------
EDGAR BRONFMAN, JR./*/       Chief Executive Officer and       United States
375 Park Avenue              President of Seagram and
New York, New York 10152     Chairman of the Executive
                             Committee of Universal

SAMUEL BRONFMAN II/*/        President of Seagram Chateau &    United States
2600 Campus Drive            Estate Wines Company and
Suite 160                    Chairman of The Seagram
San Mateo, CA 94403          Beverage Company (each a
                             division of Joseph E. Seagram &
                             Sons, Inc., a subsidiary of
                             Seagram)

ARNOLD M. LUDWICK/*/         Vice President of Seagram         Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ROBERT W. MATSCHULLAT/*/     Vice Chairman and Chief           United States
375 Park Avenue              Financial Officer of Seagram
New York, New York 10152

YASUO NAKAMURA/*/            General Manager, Matsushita       Japan
                             Entertainment & Media Liaison
                             Office at Universal

FRANK J. BIONDI, JR./*/      Chairman and Chief Executive      United States
                             Officer of Universal

RON MEYER/*/                 President and Chief Operating     United States
                             Officer of Universal

BRUCE L. HACK/*/             Executive Vice President and      United States
                             Chief Financial Officer of
                             Universal

DOUGLAS P. MORRIS            Executive Vice President          United States

                                 Principal Occupation
Name and Business Address           or Employment               Citizenship
-------------------------    ------------------------          ---------------
CATHY A. NICHOLS             Executive Vice President          United States

CASEY SILVER                 Executive Vice President          United States

KAREN RANDALL                Senior Vice President and         United States
                             General Counsel of Universal

KENNETH L. KAHRS             Senior Vice President, Human      United States
                             Resources of Universal

DEBORAH S. ROSEN             Senior Vice President,            United States
                             Corporate
                             Communications and Public
                             Affairs of Universal

BRIAN C. MULLIGAN            Senior Vice President of          United States
                             Universal

HELLENE S. RUNTAGH           Senior Vice President of          United States
                             Universal

JAY E. SHECTER               Vice President, Strategic         Canada
                             Sourcing of Universal

PAUL BUSCEMI                 Vice President, Tax of Joseph     United States
800 Third Avenue             E. Seagram & Sons, Inc. and
New York, New York 10022     Vice
                             President of Universal

MAREN CHRISTENSEN            Vice President of Universal       United States

H. STEPHEN GORDON            Vice President of Universal       United States

MARC PALOTAY                 Vice President of Universal       United States

WILLIAM A. SUTMAN            Vice President and Controller     United States
                             of Universal

SHARON S. GARCIA             Secretary of Universal            United States

PAMELA F. CHERNEY            Treasurer of Universal            United States

LEW R. WASSERMAN/*/          Chairman Emeritus of Universal    United States

     2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is the address of Joseph E. Seagram & Sons, Inc., 375 Park Avenue, New York, New York 10152.

                                 Principal Occupation
Name and Business Address          or Employment                   Citizenship
-------------------------       ------------------------          --------------
EDGAR M. BRONFMAN/*/            Chairman of the Board of           United States
                                Seagram

THE HON. CHARLES R.             Co-Chairman of the Board and       Canada
 BRONFMAN, P.C., C.C./*/        Chairman of the Executive
                                Committee of Seagram

EDGAR BRONFMAN, JR./*/          President and Chief Executive      United States
                                Officer of Seagram

SAMUEL BRONFMAN II/*/           President of Seagram Chateau &     United States
2600 Campus Drive               Estate Wines Company and
Suite 160                       Chairman of The Seagram
San Mateo, CA 94403             Beverage Company (each a
                                division of Joseph E. Seagram &
                                Sons, Inc., a subsidiary of
                                Seagram)

MATTHEW W. BARRETT, O.C./*/     Chairman and Chief Executive       Canada
First Bank Tower                Officer of Bank of Montreal (a
68th Floor                      financial institution)
First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

LAURENT BEAUDOIN, C.C./*/       Chairman and Chief Executive       Canada
800 Rene-Levesque Blvd. West    Officer of Bombardier Inc. (a
30th Floor                      transportation, aerospace and
Montreal, Quebec                motorized products company)
Canada H3B 1Y8

FRANK J. BIONDI, JR./*/         Chairman and Chief Executive       United States
100 Universal City Plaza        Officer of Universal Studios, Inc.
Universal City, CA 91608

RICHARD H. BROWN                Chief Executive of Cable and       United States
124 Theobolds Road              Wireless plc (a provider of
London, England WC1X 8RX        international telecommunications
                                services)

THE HON. WILLIAM O. DAVIS,      Counsel to Tory                    Canada
   P.C., C.C., Q.C.             Tory DesLauriers &
Suite 3000, Aetna Tower         Binnington (attorneys)
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

                                   Principal Occupation
Name and Business Address          or Employment                   Citizenship
-------------------------       -------------------------------   --------------
ANDRE DESMARAIS /*/             President and Co-Chief Executive   Canada
751 Victoria Square             Officer of Power Corporation of
Montreal, Quebec                Canada (a holding and
Canada H2Y 2J3                  management company) and
                                Deputy Chairman of Power
                                Financial Corporation

BARRY DILLER/*/                 Chairman and Chief Executive       United States
157 West 57th Street            Officer of USA Networks, Inc.
42nd Floor
New York, New York 10019

MICHELE J. HOOPER/*/            President and Chief Executive      United States
600 Penn Center Blvd.           Officer of Stadtlander Drug Co.,
Pittsburgh, Pennsylvania        Inc. (a health services company)
15235-5810

DAVID L. JOHNSTON, C.C./*/      Professor of Law at McGill         Canada
3690 Peel Street                University (an educational
Room 200                        institution)
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,         Member of The Senate of Canada     Canada
SENATOR/*/
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS, O.C./*/     Senior Fellow of Hudson            Canada
                                Institute
                                Inc. (A non-profit economics
                                research institute)

ROBERT W. MATSCHULLAT/*/        Vice Chairman and Chief            United States
                                Financial Officer of Seagram

C. EDWARD MEDLAND/*/            President of Beauwood              Canada
121 King Street West            Investments Inc. (a private
Suite 2525                      investment company)
Toronto, Ontario
Canada, M5H 3T9

SAMUEL MINZBERG/*/              President and Chief Executive      Canada
1170 Peel Street                Officer of Claridge Inc. (a
8th Floor                       management company)
Montreal, Quebec
Canada H3B 4P2

                                            Principal Occupation
   Name and Business Address                   or Employment                       Citizenship
------------------------------         ---------------------------------          -------------
JOHN S. WEINBERG *                     Managing Director of Goldman,              United States
85 Broad Street                        Sachs & Co. (investment bankers)
New York, NY 10004

JOHN D. BORGIA                         Executive Vice President, Human            United States
                                       Resources of Seagram

STEVEN J. KALAGHER                     Executive Vice President of                United States
                                       Seagram and President and Chief
                                       Executive Officer, The Seagram
                                       Spirits And Wine Group (a division
                                       of Joseph E. Seagram & Sons, Inc.)

DANIEL R. PALADINO                     Executive Vice President, Legal            United States
                                       and Environmental Affairs of Seagram

NEAL B. CRAVENS                        Senior Vice President, Finance of          United States
                                       Seagram

GABOR JELLINEK                         Vice President, Production of              Canada
1430 Peel Street                       Seagram and Executive Vice
Montreal, Quebec                       President, Manufacturing, The
Canada H3A 1S9                         Seagram Spirits And Wine Group (a
                                       division of Joseph E. Seagram &
                                       Sons, Inc.)

ARNOLD M. LUDWICK                      Vice President of Seagram                  Canada
c/o Claridge Inc.
1170 Peel St.
8th Floor
Montreal, Quebec
Canada H3B 4P2

JOHN R. PRESTON                        Vice President and Treasurer of            United States
                                       Seagram

MICHAEL C.L. HALLOWS                   Secretary of Seagram                       Canada

     3. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Neville LeRoy Smith, Bruce I. Judelson, Gary J. Gartner, Steven H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen
R. Bronfman and Arnold M. Ludwick, the trustees of the third charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Robert W. Matschullat and Daniel R. Paladino and the directors of the fourth charitable foundation include Phyllis Lambert, Matthew Bronfman and Stephen R. Bronfman. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.

                                             Principal Occupation
  Name and Business Address                     or Employment                       Citizenship
-----------------------------        ------------------------------------        -----------------
PHYLLIS LAMBERT                      Architect                                   Canada
1020 Boile Street
Montreal, Quebec
Canada H3M 2S6

MATTHEW BRONFMAN                     Chief Executive Officer of                  United States
30 West 26th Street                  Perfumes Isabell, L.L.C. (a perfume
2nd Floor                            company)
New York, NY 10010

STEPHEN R. BRONFMAN                  Private Investor                            Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN HAUPTMAN           Private Investor                            Canada
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER                    Attorney whose professional                 United States
425 Lexington Avenue                 corporation is of counsel to
New York, NY 10017                   Simpson Thacher & Bartlett
                                     (attorneys)

MAYO O. SHATTUCK III                 Co-Chairman and Co-Chief                    United States
BT Alex. Brown Incorporated          Executive Officer of BT Alex.
1 South Street                       Brown Incorporated (investment
Baltimore, MD 21202                  bankers)

JOHN L. WEINBERG                     Senior Chairman of Goldman,                 United States
85 Broad Street                      Sachs & Co.
New York, NY 10004                   (investment bankers)

ROBERT S. VINEBERG                   Partner of Goodman Phillips &               Canada
1501 McGill College                  Vineberg (barristers and solicitors)
    Avenue
26th Floor
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER                      Resident Counsel of Goodman                 Canada
430 Park Avenue                      Phillips & Vineberg (attorneys)
10th Floor
New York, NY 10022

                                             Principal Occupation
  Name and Business Address                     or Employment                       Citizenship
-----------------------------        ------------------------------------        -----------------
STEVEN H. LEVIN                      Resident Counsel of Goodman                 United States
430 Park Avenue                      Phillips & Vineberg (attorneys)
10th Floor
New York, NY 10022

JEFFREY D. SCHEINE                   Resident Counsel of Goodman                 United States
430 Park Avenue                      Phillips & Vineberg (attorneys)
10th Floor
New York, NY 10022

TREVOR CARMICHAEL, Q.C.              Barrister, Chancery Chambers                Barbados
Chancery Chambers, Chancery          (attorneys)
House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH                  Managing Director of Royal Bank             Barbados
Sunset Drive                         of Canada Financial Corporation
Pine Gardens                         (a financial institution)
St. Michael, Barbados

BRUCE I. JUDELSON                    Partner of Bergman, Horowitz &              United States
157 Church Street                    Reynolds, P.C. (attorneys)
New Haven, CT 06510

STANLEY N. BERGMAN                   Partner of Bergman, Horowitz &              United States
157 Church Street                    Reynolds, P.C. (attorneys)
New Haven, CT 06510

DR. GUIDO GOLDMAN                    Director of German Studies at the           United States
First Spring Corporation             Center for European Studies at
499 Park Avenue                      Harvard University and Chairman
New York, NY 10022                   of First Spring Corporation (an
                                     investment company)

LEONARD M. NELSON                    Shareholder of Bernstein, Shur,             United States
100 Middle Street                    Sawyer & Nelson, P.C. (attorneys)
Portland, ME 04104